March 17, 2025

Alesia Haas
Chief Financial Officer
Coinbase Global, Inc.
c/o The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801

       Re: Coinbase Global, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2022
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-40289
Dear Alesia Haas:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets